Exhibit 99.1

MASTER AGREEMENT

This Master Agreement is entered into as of the 26th day of January, 2009 (the “Effective Date”), between INTERNATIONAL ROYALTY CORPORATION, a corporation existing under the Canada Business Corporations Act having an office at 3400 First Canadian Centre, 350 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9 (“IRC”), ARCHEAN RESOURCES LTD., a corporation incorporated under the laws of Newfoundland and Labrador, having an office at 215 Water Street, Atlantic Place, St. John’s, Newfoundland and Labrador (“ARCHEAN”), VOISEY’S BAY HOLDING CORPORATION, a corporation incorporated under the Corporations Act (Newfoundland and Labrador) having an office at 215 Water Street, Atlantic Place, St. John’s, Newfoundland and Labrador (“VBHC”), FINANCIAL SOLUTIONS INC., a corporation incorporated under the Canada Business Corporations Act having an office at Suite 1550 – 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6 (“FSI”), CFT CAPITAL INC., a corporation incorporated under the Business Corporations Act (British Columbia) having an office at Suite 1550 – 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6 (“CFT”), SIGMA LAMAQUE LIMITED PARTNERSHIP, a limited partnership formed under the Civil Code of Québec having an office at Suite 1550 – 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6 (“SLLP”), CANADIAN MINERAL ROYALTIES LIMITED PARTNERSHIP, a limited partnership formed under the Limited Partnerships Act (Ontario) having an office at 3400 First Canadian Centre, 350 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9 (“CMRLP” or, following the amendment to its partnership agreement and name change referred to herein, “CMP”), and MCWATTERS MINING INC., a corporation existing under Part IA of the Companies Act (Québec), having an office at Suite 1550 – 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6  (“McWatters”).

RECITALS

WHEREAS CFT has arranged for certain transactions (“Transactions”) to occur involving McWatters including, without limitation:

1.

On May 6, 2008, the shareholders of McWatters approved an arrangement (the “Arrangement”) under the provisions of Section 49 and 123.107 and following of the Companies Act (Quebec), as detailed below. The Arrangement was subsequently approved by the Superior Court of Quebec (the “Court”) on May 26, 2008, and became effective on June 2, 2008;

2.

On May 7, 2008, the creditors of McWatters (the “Creditors”) approved the re-amended proposal (the “Amended Proposal”) submitted to them by Raymond Chabot Inc. (“Chabot” or “Trustee”), in its capacity as interim receiver of McWatters under the Bankruptcy and Insolvency Act (Canada).  The Amended Proposal was subsequently approved by the Court on May 26, 2008.  Pursuant to the Amended Proposal CFT paid to Chabot, for distribution to the Creditors, an aggregate amount of $1,000,000. From the aforementioned aggregate amount of $1,000,000, an amount of $500,000 was paid to Investissement Quebec (“IQ”) and the remaining amount of $500,000 is intended to be paid to the Creditors of McWatters other than IQ as an additional Dividend.  In consideration thereof, the unsecured Creditors (the “Unsecured Creditors”) (excluding specifically IQ, Revenue Québec and Revenue Canada) have agreed to absolutely and irrevocably assign to CFT all of the claims filed by them with Chabot as trustee to the proposal of McWatters (such claims excluding specifically any and all claims by IQ, Revenue Québec and Revenue Canada) (the “Unsecured Creditors’ Claims”), including their claims in respect of the Gold-Linked Convertible Debentures of McWatters currently outstanding, such assignment to occur following payment of the net amount of $555,482.40 to the Unsecured Creditors in accordance with the relevant notice of the Trustee to be sent to them prior to payment;

3.

As part of the Arrangement, effective as of June 2, 2008, among other things:

(a)

Class A Preferred Shares of the share capital of McWatters (the “Class A Preferred Shares”) were created and the 560,652,194 common shares of the share capital of McWatters (the “Common Shares”) that were outstanding immediately prior to the effective time of the Arrangement were exchanged, on a one-for-one basis, for 560,652,194 Class A Preferred Shares having one vote per share and representing approximately 80% of the voting rights attached to the outstanding shares of the share capital of McWatters immediately following the completion of the Arrangement and the share subscriptions described in 3(c) below;

(b)

Class A Common Shares of the share capital of McWatters (the “Class A Common Shares”), having one vote per share, were created;

(c)

CFT subscribed for 140,163,049 Class A Common Shares representing approximately 20% of the voting rights attached to the outstanding shares of the share capital of McWatters immediately following the completion of the Arrangement and its subscription, for a subscription price of $200,000 in the aggregate;

(d)

McWatters’ share capital was amended to delete the authorized Common Shares from McWatters’ share capital; and

(e)

Robert A. Friesen, Douglas Proctor and Ray W. Jenner were appointed to the board of directors of McWatters;

4.

On June 2, 2008, the board of directors of McWatters appointed Robert A. Friesen as President and Secretary of McWatters; and

5.

On June 10, 2008, in connection with the Arrangement, the board of directors of McWatters appointed the accounting firm Harel Drouin as its auditors.

AND WHEREAS McWatters applied for a full revocation of cease trade orders prohibiting any trading in McWatters securities from the securities regulatory authorities in British Columbia, Alberta, Manitoba, Ontario and Quebec on October 10, 2008.

AND WHEREAS CFT, FSI, and IRC entered into an agreement effective October 1, 2006 (the “Loan and Advance Agreement”) pursuant to which, among other things, IRC and FSI agreed to advance funds to CFT to finance the Arrangement and Transactions, and to conduct due diligence concerning McWatters.

[Recital omitted.]

AND WHEREAS pursuant to Section 2(c) of the Loan and Advance Agreement, a Notice of Completion was sent to Chabot by Fasken Martineau DuMoulin LLP on behalf of CFT on March 31, 2008 as provided in the Offer.  A copy of the Notice of Completion is attached hereto as Exhibit A.

AND WHEREAS CFT and McWatters have entered into a Subordination and Postponement Agreement dated March 19, 2008 (the “Subordination and Postponement Agreement”), whereby CFT has agreed that its rights as a creditor of McWatters in respect of the Unsecured Creditors’ Claims to be assigned to CFT pursuant to the Transactions will be subordinated and postponed and junior in right of payment and in all other respects to the rights of the holders of Class A Preferred Shares to receive dividends and redemption amounts pursuant to the terms of the Class A Preferred Shares.

AND WHEREAS IRC, as general partner, and VBHC, as limited partner, formed the Canadian Mineral Royalties Limited Partnership (“CMRLP”) on June 20, 2008.  On July 31, 2008, VBHC contributed 8,999,100 Class A Units of Labrador Nickel Royalty Limited Partnership (“LNRLP”)  (representing an 89.99% partnership interest in LNRLP) to CMRLP pursuant to subsection 97(2) of the Income Tax Act (Canada) (the “Tax Act”) (while maintaining a 0.01% general partnership interest in LNRLP with its remaining holding of 900 Class A Units) and received a limited partnership interest (“Partnership Share”) equivalent to an interest of 99.99% in CMRLP.  On the same date, IRC contributed the Berg Royalty (as that term is defined in the contribution agreement between IRC and CMRLP dated July 31, 2008) to CMRLP.  Based on the estimated fair market value of the Berg Royalty, IRC received a general partnership interest with a Partnership Share equivalent to 0.01% of CMRLP.

AND WHEREAS McWatters is the sole limited partner of SLLP;

AND WHEREAS the general partner of SLLP is Sigma Lamaque Management Inc., a corporation formed under the laws of the Province of Quebec (“SLMI”), of which McWatters is the sole shareholder;

AND WHEREAS as set forth in this agreement VBHC intends to subscribe for New Common Shares of  McWatters and  McWatters intends to subscribe for additional Class  A Units of SLLP and SLLP, pursuant to a loan agreement, intends to loan funds to CMP at a fixed interest rate for a term of 5 years (the “CMP Loan”);

AND WHEREAS IRC and its affiliates have entered into certain loan agreements with the Bank of Nova Scotia and are indebted to the Bank of Nova Scotia pursuant to such agreements (the Bank of Nova Scotia and any bank which is substituted for the Bank of Nova Scotia in respect of such loan arrangements being referred to herein as the “Bank”);

AND WHEREAS IRC is indebted under certain bonds issued pursuant to Trust Indenture (the “Trust Indenture”) dated February 22, 2005, as amended.

AND WHEREAS McWatters has been seeking a source of income following the Arrangement in order to rebuild its business, and has determined that the CMP Loan will be a very suitable transaction for this purpose.

NOW, THEREFORE, IN CONSIDERATION OF THE PROMISES AND COVENANTS OF THE PARTIES, AND OF THE OTHER CONSIDERATION DESCRIBED BELOW, THE PARTIES HEREBY AGREE AS FOLLOWS:

ARTICLE 1
DEFINITIONS

1.1

In this Agreement, unless provided otherwise herein, the following terms shall have the meaning ascribed thereto:

(a)

“Available Deductions” means in respect of McWatters, the aggregate as at the Effective Date, of the following items less $[Amount omitted]:

(i)

its non-capital losses for purposes of the Tax Act available for deduction in the current and all future taxation years on the assumption that it has sufficient income;

(ii)

its Canadian exploration expense balance for purposes of the Tax Act;

(iii)

its Canadian development expense balance for purposes of the Tax Act;

(iv)

its scientific research and experimental expense balance deductible under section 37 of the Tax Act in future years on the assumption that it has sufficient income;

(v)

its financing expenses deductible under subsection 20(1)(e) of the Tax Act in future years on the assumption that it has sufficient income; and

(vi)

its limited partnership losses from SLLP deductible under section 111 of the Tax Act on the assumption that it has sufficient income from SLLP.

(b)

“Available Deductions Claimed” in respect of a taxation year of McWatters, means the aggregate of the amounts described in subsections (i) to (vi) of the definition of Available Deductions above that are claimed in that taxation year by McWatters on its federal income tax return, a certified true copy of which shall be forwarded by McWatters to IRC promptly after its filing.

(c)

“CFT’s Available Cash Flow” means the cash received by CFT from McWatters as a payment of the amount owed by McWatters to CFT in respect of the Unsecured Creditors’ Claims (in accordance with the Subordination and Postponement Agreement) less reasonable third party expenses of CFT (being amounts paid to persons who are neither a shareholder of CFT nor any person related to a shareholder of CFT).

ARTICLE 2
FUNDING UNDER THE LOAN AND ADVANCE AGREEMENT

2.1

The parties agree that the Loan and Advance Agreement be amended as follows:  Pursuant to Section 2(d) of the Loan and Advance Agreement, and following completion of the Related Transactions (as defined below) set forth in this agreement, CFT will repay the Loans and any other advances made (and to be made for costs and expenses to be incurred until Closing) to CFT by IRC and FSI pursuant to the Loan and Advance Agreement, including any accrued interest thereon, once McWatters derives sufficient cash flow from the CMP Loan payments (including receipt indirectly through SLLP) and upon receipt by CFT from McWatters of CFT’s Available Cash Flow.  CFT shall, for each taxation year following Closing, apply CFT’s Available Cash Flow, at a proportional rate of 80% to IRC and 20% to FSI, first to the payment of interest owed on the Loans or advances, secondly to the payment of any Unpaid Amortization (as defined below) of a prior year, and third to the payment of Loan and advance principal balance owed [Amount omitted].  Such payments are required until such Loans and other advances (including any accrued interest thereon) are paid in full.  Neither FSI nor any of its shareholders, directors or officers, nor any of the shareholders, directors or officers of CFT will have any obligation in connection with the Loans and other advances made by IRC to CFT or their repayment. The parties agree that CFT’s repayment obligations in respect of a particular year shall not exceed CFT’s Available Cash Flow received during such year.  All other terms and conditions of the Loan and Advance Agreement remain in full force and effect without any modification.

ARTICLE 3
THE CMP LOAN AGREEMENT AND RELATED TRANSACTIONS

3.1

The CMP Loan agreement and the other transactions (the “Related Transactions”) contemplated by this Master Agreement are set forth below.  At Closing:

(a)

VBHC and IRC agree that as soon as practicable CMRLP shall pass a resolution adopting the business style, “Canadian Minerals Partnership”, and shall make the required filings in respect of such business style;

(b)

VBHC and IRC further agree that as soon as practicable following step (a) above, the CMRLP partnership agreement shall be amended to provide that immediately following the date of such amendment CMRLP shall become a general partnership and all limited partnership interests therein shall become general partnership interests but shall otherwise represent the same rights, interests and entitlements in respect of CMRLP as prior to the amendment, and coincident with such amendment the name of CMRLP shall be changed to “Canadian Minerals Partnership” (“CMP”).

(c)

VBHC hereby agrees to purchase from CFT, and CFT hereby agrees to sell to VBHC, all of CFT’s Class A Common Shares (the “CFT Shares”) for a payment equal to the subscription price paid for such CFT Shares (which is $200,000), which amount VBHC and CFT agree is equal to their fair market value.  The $200,000 purchase price to be received by CFT shall be applied, on a pro rata basis, to repay the indebtedness of CFT to FSI and IRC under the 20/80 funding arrangement described in Section 2(a) of the Loan and Advance Agreement.

(d)

CFT, VBHC, and McWatters will enter into an agreement (the “Release Agreement”) pursuant to which, in consideration of the transaction in Section 3.1(e) below, CFT will agree to forgive that portion of the aggregate principal amount of the Unsecured Creditors’ Claims remaining following the forgiveness by CFT on December 23, 2008 of $6,000,000 of such claims so that following such forgiveness the aggregate principal amount of the Unsecured Creditors’ Claims is equal to $7,300,000.  The Release Agreement shall also provide (i) that the Unsecured Creditors’ Claims shall bear no interest, (ii) that until repayment in full of the Unsecured Creditors’ Claims, McWatters shall not incur any additional debt (except for ordinary trade creditors) without the prior written consent of CFT, and (iii) for an unconditional obligation by McWatters to repay the Unsecured Creditors’ Claims to CFT based on 6.01078% of the Available Deductions Claimed in respect of a taxation year in accordance with the terms of this Master Agreement and the Subordination and Postponement Agreement on an annual basis within 30 days of the filing of McWatters tax return for the relevant taxation year.

(e)

VBHC hereby agrees to subscribe for additional Class A Common Shares of McWatters issued from Treasury for a subscription price of the Canadian dollar equivalent of U.S. $160,000,000.  Each party shall be entitled to conduct a reasonable due diligence review as to such matters as title, contractual agreements, and corporate/partnership authority.  The number of Class A Common Shares issued to VBHC will be that number of additional Class A Common Shares which, together with the CFT Shares, will provide VBHC on Closing with 45% of the aggregate voting rights attached to all of the issued and outstanding Class A Common Shares and Class A Preferred Shares which may be cast under all circumstances (except for those circumstances whereby separate class votes are required pursuant to applicable law) at a meeting of the shareholders of McWatters.

(f)

Immediately following the completion of the transaction described in section 3.1(e) above, McWatters will utilize the subscription proceeds received from VBHC to subscribe for additional Class A Units of SLLP.

(g)

Immediately following the completion of the transaction described in section 3.1(f) above, SLLP will loan U.S. $160,000,000 to CMP (the “CMP Loan”) and the parties shall execute a loan agreement in a form substantially similar to the agreement attached hereto as Exhibit B, which loan shall be for a term of five (5) years and shall provide for interest at the rate of 11% per annum compounded annually.

(h)

CMP shall utilize the CMP Loan funds for the following purposes:

(i)

to acquire several mineral royalty interests (the “Royalty Interests”) as have been designated by CMP and IRC in writing prior to the date hereof for an approximate purchase price of U.S. $121,000,000; and

(ii)

to subscribe for approximately U.S. $39,000,000 of preferred shares of Archean (the “Archean Preferred Shares”) redeemable and retractable after five (5) years for a redemption amount equal to the subscription price thereof and which will carry a 12% cumulative annual dividend payable not less frequently than annually as shall be stipulated in the terms and conditions of such shares.

The terms of the loan agreement referred to in Section 3.1(g) above will permit CMP to prepay up to U.S. $25,000,000 of the principal amount on a cumulative basis at any time following the first anniversary of the CMP Loan by the transfer of one or more of the Royalty Interests to SLLP for fair market value as determined by an accredited appraiser experienced in mineral properties valuation.  Any such prepayment shall be subject to the consent of the Bank and any other party with a priority interest in the assets of CMP.

(i)

It is understood by all parties that at no time will SLLP or McWatters acquire any interest, including a security interest in CMP and that no provision or obligation in this agreement shall affect CMP’s underlying interest in the Labrador Nickel Royalty Limited Partnership or a royalty in respect of the Voisey’s Bay nickel mine.

3.2

From and after Closing, each party agrees and undertakes to take and cause to be taken any action under its control, that may be useful or necessary to ensure that the following will be complied with:

(a)

As CMP earns income it will make quarterly payments to SLLP pursuant to the CMP Loan agreement.

(b)

The management of McWatters has advised that it has established the following policies to apply after the Effective Date, set out in order of priority, with respect to the annual cash flow of McWatters in each taxation year (for greater certainty, as determined net of tax payable under Part VI.1 of the Tax Act, reasonable administrative expenses of McWatters, including legal and accounting expenses):

(i)

to pay (or set aside) the aggregate amount of dividends payable on the Class A Preferred Shares together with the aggregate redemption amount thereof of $200,000 (amounting to $1,000,000) as required by the Subordination and Postponement Agreement;

(ii)

as to 6.01078% of the Available Deductions Claimed, to be paid to CFT in payment of McWatters’ outstanding debt held by CFT; and

(iii)

as to 93.98922% of the remaining cash flow: (A) to invest in preferred shares of an affiliate of IRC, (B) to make one or more interest-bearing advances to CMP, or (C) to acquire mineral royalty interests or other mineral properties, and otherwise to be held as part of the retained earnings of McWatters.

ARTICLE 4
FURTHER DOCUMENTS, CLOSING PROCEDURE AND CLOSING
CONDITIONS

4.1

Further Documents

(a)

The transactions contemplated by this Master Agreement shall be implemented by delivery of duly executed copies of the following agreements/instruments at the closing (“Closing”) as set out below:

(i)

in respect of the transaction in Section 3.1(c), an agreement of purchase and sale consistent with this Master Agreement and otherwise having usual representations and terms for such an agreement in Canada.

(ii)

in respect of the transaction in Section 3.1(d), a Release Agreement consistent with this Master Agreement and otherwise having usual representations and terms for such a release in Canada.  The parties to the Release Agreement through their counsel shall prepare, execute and deliver the Release Agreement as soon as possible following execution of this Master Agreement, to take effect on Closing.

(iii)

in respect of the transaction in Section 3.1(d), a Release in the form attached as an appendix to the Release Agreement and which shall be finalized by inserting the total amount of Unsecured Creditors’ Claims and the amount of forgiveness once the final figures are known for such amounts and which shall be executed and delivered at the Closing.

(iv)

in respect of the transaction in Section 3.1(e), a Subscription Agreement consistent with this Master Agreement and otherwise having usual representations and terms for such an agreement in Canada, and including as well such terms as are necessary or desirable having regard to McWatters’ status as a “reporting issuer” and its disclosure obligations.

(v)

in respect of the transaction in Section 3.1(f), a Subscription Agreement consistent with this Master Agreement and otherwise having usual representations and terms for such an agreement in Canada and which, for greater certainty, shall provide for satisfaction of the purchase price by certified cheque or money order.

(vi)

in respect of the transaction in Section 3.1(g), a loan agreement for the CMP Loan consistent with this Master Agreement and otherwise having usual representations and terms for such an agreement in Canada, including provisions which permit CMP to prepay up to U.S. $25,000,000 of the principal amount on a cumulative basis at any time following the first anniversary of the CMP Loan by the transfer of one or more of the Royalty Interests to SLLP for fair market value as determined by an accredited appraiser experienced in mineral properties valuation.  Any such prepayment shall be subject to the consent of the Bank and any other party with a priority interest in the assets of CMP.

(vii)

in respect of the transactions in Section 3.1(h), standard royalty purchase and sale agreements with IRC and a subscription agreement with Archean Resources Limited.

4.2

Closing Procedure

(a)

Closing of matters contemplated in this Master Agreement, including the Related Transactions, shall occur on or before January 26, 2010  at the offices of Fasken Martineau DuMoulin LLP subject to the satisfaction or waiver of all Closing Conditions (as defined below).  At least 10 days prior to the Closing, Fasken Martineau DuMoulin LLP shall distribute a Closing Agenda to all parties hereto which shall set out the time of commencement of the Closing on the day of the Closing, the terms for escrowing and release of executed documents, the ordering of the transactions forming part of the Closing and all other available details necessary or appropriate to complete all of the steps, transactions and matters provided for in this Master Agreement by no later than January 26, 2010.  Notwithstanding the foregoing and notwithstanding Section 15.1 hereof, the parties hereto may consent in writing to the postponement of one or more steps required to be taken pursuant to this Master Agreement until after January 26, 2010 (for example, delivery of the executed Release).  Notwithstanding the foregoing, the parties acknowledge that it is their intention to apply their best efforts to complete all steps by January 26, 2010 and only to postpone implementation of a step where such postponement will have no material adverse effects for the Related Transactions.

4.3

Closing Conditions

(a)

The following items are conditions precedent to the Closing (each a “Closing Condition” respectively):

(i)

VBHC shall have received audited financial statements of McWatters for the period ended December 31, 2007 (as filed on SEDAR), (c) unaudited financial statements of McWatters for the period ended September 30, 2008 (as filed on SEDAR), (d) unaudited financial statements of SLLP for its fiscal period ended December 31, 2007, and (e) unaudited interim financial statements of SLLP for the period ended June 30, 2008.  McWatters hereby represents and warrants to VBHC that such financial statements and the notes thereto, in all material respects accurately represent the financial position of McWatters and SLLP as at September 30, 2008 and June 30, 2008, respectively.  For this purpose, with respect to the Available Deductions set out in such financial statements and the notes thereto, the parties agree that if such Available Deductions are determined to be less than 90% of the amounts set out in such statements and the notes thereto, such shortfall shall be considered material;

(ii)

IRC shall have received the executed consent of the Bank to the closing of the transactions contemplated by this Master Agreement;

(iii)

No order prohibiting the Related Transactions shall have been issued and no proceeding seeking such a prohibition shall have commenced;

(iv)

Compliance with all applicable securities laws; and

(v)

each party shall have satisfied itself as a result of its due diligence review, including that the flow of income post-closing will be as set out in Section 3.2 above.

(b)

Closing shall not occur unless all Related Transactions contemplated herein are satisfied upon Closing.  For greater certainty, the failure to complete any Related Transaction on Closing shall result in the nullification of all Related Transactions.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1

Each party represents and warrants to each other party hereto as follows:

(a)

Corporate Matters

(i)

The party is a corporation, company or partnership, as the case may be, duly organized and validly existing under the laws of its jurisdiction of incorporation or formation.  No proceedings have been taken or authorized by the party or, to the party’s knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the party.

(ii)

The party has all necessary power and authority to observe and perform its covenants and obligations under this Agreement.

(iii)

The party has taken all corporate, company or partnership action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under this Agreement.

(b)

Absence of Conflicting Agreements

(i)

None of the execution and delivery of, or the observance and performance by the party of, any covenant or obligation under this Agreement contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A)

any applicable law; or

(B)

the constating documents, directors’, shareholders’ or partnership resolutions of the party; or

(C)

any commercial contract or agreement to which the parties hereto are parties.

(c)

Consents, Approvals

(i)

With the exception of the Closing Conditions described herein or under applicable legislation relating to limited or general partnerships, and any filings required to be made under applicable securities laws, no consent, approval, authorization, registration, declaration or filing with any governmental authority is required by the party in connection with the execution and delivery by the party of this Agreement or the observance and performance by the party of its obligations under this Agreement;

(d)

Further Assurances

(i)

Each party shall do such acts and will execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and the Closing documents.

ARTICLE 6
AUTHORIZED REPRESENTATIVES

6.1

Each party shall designate in writing one or more representatives to represent and act for such party and to receive communications from the other parties hereto. All communications given by or to, or any document executed by, the representative of the party shall be binding upon his appointing party.  Notification of changes of authorized representatives for any party shall be provided in advance, in writing, to the other parties. Notices or other communications hereunder that are required to be made in writing may be made to the following persons by personal delivery, mail, courier, fax or e-mail as follows:

IRC’s Authorized Representative

Raymond Jenner, at the above address, telephone (303) 991-9504, fax (303) 799-9017 or e-mail at rjenner@internationalroyalty.com.

Archean’s Authorized Representative
Raymond Jenner, at the above address, telephone (303) 991-9504, fax (303) 799-9017 or e-mail at rjenner@internationalroyalty.com

VBHC’s Authorized Representative

Raymond Jenner, at the above address, telephone (303) 991-9504, fax (303) 799-9017 or e-mail at rjenner@internationalroyalty.com

CMP’s Authorized Representative

Raymond Jenner, at the above address, telephone (303) 991-9504, fax (303) 799-9017 or e-mail at rjenner@internationalroyalty.com.

McWatters’ Authorized Representative

Robert Friesen, at the above address, telephone (604) 687-5551, fax (604) 682-3637 or e-mail at finsol@telus.net.

FSI’s Authorized Representative

Robert Friesen, at the above address, telephone (604) 687-5551, fax (604) 682-3637 or e-mail at finsol@telus.net.

CFT’s Authorized Representative

Robert Friesen, at the above address, telephone (604) 687-5551, fax (604) 682-3637 or e-mail at finsol@telus.net.

SLLP’s  Authorized Representative

Robert Friesen, at the above address, telephone (604) 687-5551, fax (604) 682-3637 or e-mail at finsol@telus.net.

ARTICLE 7
NO AGENCY RELATIONSHIP

7.1

No party to this Agreement shall be considered, by virtue of this Agreement, to be the agent or representative of any other party to this Agreement.

ARTICLE 8
CONFIDENTIALITY

8.1

In addition to the September 16, 2005, Confidentiality Agreement between FSI and IRC, and the Loan and Advance Agreement, both of which shall expressly survive the execution of this Agreement, the parties hereby agree not to publish or disclose to any third parties any confidential business or technical information of IRC learned hereunder nor disclose their association with IRC, in each case without written permission of IRC, whether during the term of this Agreement or, at any time thereafter for a period of two (2) years, except (a) as may be required by law or court process and (b) as may reasonably be required in order to complete all Related Transactions as set out herein, including the disclosure of any such information as may be required by law to be disclosed.  IRC hereby agrees to maintain the confidentiality of, and not to disclose to any person, except as may be required by law, any non-public information that may from time be provided to IRC by FSI, CFT, McWatters or SLLP in respect of FSI, CFT or McWatters, their respective affiliates and subsidiaries, SLLP, and their respective businesses and affairs.

ARTICLE 9
ASSIGNMENT

9.1

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their successors and assigns, but no party may assign this Agreement or any part thereof, without the prior written consent of the other parties, provided that each party agrees to facilitate an assignment consequential upon a corporate reorganization if it does not prejudice the consenting party and provided the original party remains liable for its obligations hereunder should the assignee fail to perform same.

ARTICLE 10
TERMINATION

10.1

Subject to Section 10.2 of this Article 10, this Master Agreement will automatically terminate if Closing does not occur by January 26, 2010.  It can also be terminated by the delivery of a written consent to such termination by all parties hereto.

10.2

In the event of termination of this Agreement, Article 8 shall survive.

ARTICLE 11
EFFECTIVE DATE

11.1

This Agreement shall be effective from the Effective Date.

ARTICLE 12
ENTIRE AGREEMENT

12.1

This Master Agreement, together with the Loan and Advance Agreement and the Confidentiality Agreement between FSI and IRC, both dated September 16, 2005, constitutes the entire agreement between the parties hereto relating to the subject matter hereof, and supersedes any previous agreements or understandings.

12.2

The parties shall not be bound by or be liable for any statement, representation, promise, inducement or understanding of any kind or nature not set forth herein.  No changes, amendments or modifications of any of the terms or conditions of this Agreement shall be valid unless reduced to writing and signed by all parties.

ARTICLE 13
WAIVER OF RIGHTS

13.1

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement will be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement will operate as a waiver of such right.  No single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right.

ARTICLE 14
SEVERABILITY

14.1

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any Party (subject, however, to the satisfaction of the Closing Condition in subsection 4.3(b)).  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

ARTICLE 15
GENERAL

15.1

Time is of the essence.

15.2

Each party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the transactions contemplated hereunder, whether or not the transactions contemplated herein occur, including without limitation, all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives, consultants and advisors.

15.3

Except as otherwise expressly provided, references to currency herein are expressed in Canadian dollars.

15.4

This Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

15.5

This Agreement may be executed in any number of counterparts.  Each executed counterpart will be deemed to be an original.  All executed counterparts taken together will constitute one agreement.

15.6

To evidence the fact that a party has executed this Agreement, such party may send a copy of its executed counterpart to each other party by electronic transmission and if sent by email, in Portable Document File (PDF) format.  That party will be deemed to have executed this Agreement on the date it sent such Electronic Transmission.  In such event, such sending party will forthwith deliver to each other Party the originally executed counterpart of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the Effective Date.

INTERNATIONAL ROYALTY CORPORATION
Per:	(Signed) Ray W. Jenner
Ray W. Jenner
Chief Financial Officer

ARCHEAN RESOURCES LTD.
Per:	(Signed) Ray W. Jenner
Ray W. Jenner
Chief Financial Officer & Secretary

VOISEY’S BAY HOLDING CORPORATION
Per:	(Signed) Ray W. Jenner
Ray W. Jenner
Chief Financial Officer & Secretary

FINANCIAL SOLUTIONS INC.
Per:	(Signed) Robert Friesen
Robert Friesen
President

CFT CAPITAL INC.
Per:	(Signed) Robert Friesen
Robert Friesen
President

SIGMA LAMAQUE LIMITED PARTNERSHIP by its general partner, SIGMA LAMAQUE MANAGEMENT INC.
Per:	(Signed) Robert Friesen
Robert Friesen
President

MCWATTERS MINING INC.
Per:	(Signed) Robert Friesen
Robert Friesen
President

CANADIAN MINERAL ROYALTIES LIMITED PARTNERSHIP, by its general partner, INTERNATIONAL ROYALTY CORPORATION
Per:	(Signed) Ray W. Jenner
Ray W. Jenner
Chief Financial Officer

[Schedules Omitted.]